UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2012.

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973).

Elan Corporation, plc
Extraordinary General Meeting (“EGM”) -12 December 2012
Proxy Voting on Resolution

Resolution	Total Voted(1)	Vote For	Vote Against	Vote Withheld(2)

“THAT in connection with the Demerger (as described and defined in the circular to Elan shareholders dated 12 November 2012, of which this Notice forms part) (the “Circular”), and conditional on the approval of the Directors, a distribution be and is hereby approved and declared in the amount of the value of the Prothena Business (as defined in the Circular), payable to Elan shareholders on the Company’s share register on the Distribution Record Date (as defined in the Circular) (the ‘‘Relevant Shareholders”), such distribution to be satisfied by the allotment and issue by Prothena Corporation plc (“Prothena”) of the Distribution Shares (as defined in the Circular) to the Relevant Shareholders on a pro rata basis, as consideration for the transfer by the Company of the Prothena Business to Prothena; and that the Directors, or a duly authorised committee of the Board, be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger, with such amendments or revisions thereto as are not of a material nature.”
	459,391,978	458,191,466	1,200,282	1,056,076

(1)	The total number of shares in respect of which proxy appointments have been validly made includes votes for, against, and discretionary proxies in favor of the Chairman.

(2)	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the outcome of the resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Executive Vice President and Company Secretary

Dated:  December 13, 2012